SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Famous Dave's of America, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

307068106
(CUSIP Number)

Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 23, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 12 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 307068106	SCHEDULE 13D/A	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS LIONEYE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 686,997
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 686,997
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 686,997
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 307068106	SCHEDULE 13D/A	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS LIONEYE ONSHORE FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 71,268
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 71,268
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 71,268
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 1.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 307068106	SCHEDULE 13D/A	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS LIONEYE ADVISORS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 71,268
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 71,268
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 71,268
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 1.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 307068106	SCHEDULE 13D/A	Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS LIONEYE CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,082,570
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,082,570
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,082,570
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 15.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 307068106	SCHEDULE 13D/A	Page 6 of 12 Pages

1	NAME OF REPORTING PERSONS STEPHEN RANERI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,082,570
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,082,570
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,082,570
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 15.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 307068106	SCHEDULE 13D/A	Page 7 of 12 Pages

1	NAME OF REPORTING PERSONS ARTHUR ROSEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,082,570
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,082,570
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,082,570
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 15.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 307068106	SCHEDULE 13D/A	Page 8 of 12 Pages

This Amendment No. 5 ("Amendment No. 5") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on January 12, 2015 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D filed with the SEC on February 23, 2015 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D filed with the SEC on May 5, 2015 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D filed with the SEC on June 25, 2015 ("Amendment No. 3") and Amendment No. 4 to the Original Schedule 13D filed with the SEC on August 7, 2015 (“Amendment No. 4” and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 5, the "Schedule 13D") with respect to the shares of common stock, par value $0.01 per share (the "Shares"), of Famous Dave's of America, Inc., a Minnesota corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D. This Amendment No. 5 amends Items 3 and 5 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Shares purchased by LionEye Master Fund and LionEye Onshore and held in the LionEye Capital Management Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted on Schedule B. The aggregate purchase price of the 686,997 Shares beneficially owned by LionEye Master Fund is approximately $17,555,023, including brokerage commissions. The aggregate purchase price of the 71,268 Shares beneficially owned by LionEye Onshore is approximately $1,777,065, including brokerage commissions. The aggregate purchase price of the 324,305 Shares held in the LionEye Capital Management Accounts is approximately $8,604,984, including brokerage commissions.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 6,957,628 Shares outstanding as of November 6, 2015, which is the total number of Shares outstanding as reported in the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 27, 2015 filed with the Securities and Exchange Commission on November 6, 2015.

(i)	LionEye Master Fund:
	(a)	As of the date hereof, LionEye Master Fund beneficially owned 686,997 Shares.
Percentage: Approximately 9.9%.
	(b)	1.	Sole power to vote or direct vote: 686,997
		2.	Shared power to vote or direct vote: 0
		3.	Sole power to dispose or direct the disposition: 686,997
		4.	Shared power to dispose or direct the disposition: 0

	(c)	The transactions in the Shares by LionEye Master Fund in the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.

(ii)	LionEye Onshore:
	(a)	As of the date hereof, LionEye Onshore beneficially owned 71,268 Shares.
Percentage: Approximately 1.0%.

CUSIP No. 307068106	SCHEDULE 13D/A	Page 9 of 12 Pages

(b)	1.	Sole power to vote or direct vote: 71,268
	2.	Shared power to vote or direct vote: 0
	3.	Sole power to dispose or direct the disposition: 71,268
	4.	Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by LionEye Onshore in the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.

(iii)	LionEye Advisors:
	(a)	LionEye Advisors, as the general partner of LionEye Onshore, may be deemed the beneficial owner of the 71,268 Shares beneficially owned by LionEye Onshore.
Percentage: Approximately 1.0%.
	(b)	1.	Sole power to vote or direct vote: 71,268
		2.	Shared power to vote or direct vote: 0
		3.	Sole power to dispose or direct the disposition: 71,268
		4.	Shared power to dispose or direct the disposition: 0

	(c)	The transactions in the Shares on behalf of LionEye Onshore in the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.

(iv)	LionEye Capital Management:
	(a)	As of the date hereof, 324,305 Shares were held in the LionEye Capital Management Accounts. LionEye Capital Management, as the investment manager of LionEye Master Fund, LionEye Onshore and the LionEye Capital Management Accounts, may be deemed the beneficial owner of the (i) 686,997 Shares beneficially owned by LionEye Master Fund, (ii) 71,268 Shares beneficially owned by LionEye Onshore and (iii) 324,305 Shares held in the LionEye Capital Management Accounts.
Percentage: Approximately 15.6%.
	(b)	1.	Sole power to vote or direct vote: 1,082,570
		2.	Shared power to vote or direct vote: 0
		3.	Sole power to dispose or direct the disposition: 1,082,570
		4.	Shared power to dispose or direct the disposition: 0

	(c)	The transactions in the Shares by LionEye Capital Management through the LionEye Capital Management Accounts and on behalf of LionEye Master Fund and LionEye Onshore in the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.

(v)	Messrs. Raneri and Rosen:
	(a)	Each of Messrs. Raneri and Rosen, as a managing member of each of LionEye Capital Management and LionEye Advisors, may be deemed the beneficial owner of the (i) 686,997 Shares beneficially owned by LionEye Master Fund, (ii) 71,268 Shares beneficially owned by LionEye Onshore and (iii) 324,305 Shares held in the LionEye Capital Management Accounts.
Percentage: Approximately 15.6%.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 1,082,570
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 1,082,570

CUSIP No. 307068106	SCHEDULE 13D/A	Page 10 of 12 Pages

(c)	None of Messrs. Raneri or Rosen has entered into any transactions in the past sixty (60) days. The transactions in the Shares on behalf of LionEye Master Fund and LionEye Onshore and through the LionEye Capital Management Accounts in the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.

Each Reporting Person, as a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP No. 307068106	SCHEDULE 13D/A	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 28, 2015

LionEye Master Fund Ltd

By:	/s/ Stephen Raneri
Name:	Stephen Raneri
Title:	Director

LionEye Onshore Fund LP

By:	LionEye Advisors LLC, its General Partner

By:	/s/ Stephen Raneri
Name:	Stephen Raneri
Title:	Managing Member

LionEye Advisors LLC

By:	/s/ Stephen Raneri
Name:	Stephen Raneri
Title:	Managing Member

LionEye Capital Management LLC

By:	/s/ Stephen Raneri
Name:	Stephen Raneri
Title:	Managing Member

/s/ Stephen Raneri
Stephen Raneri

/s/ Arthur Rosen
Arthur Rosen

CUSIP No. 307068106	SCHEDULE 13D/A	Page 12 of 12 Pages

SCHEDULE B

Transactions in the Shares

This Schedule sets forth information with respect to each purchase and sale of shares of Common Stock that were effectuated during the past sixty (60) days. Unless otherwise indicated, all transactions were effectuated in the open market through a broker and all prices include brokerage commissions. The price reported in the column Price Per Share ($) is a weighted average price across LionEye Master Fund, LionEye Onshore and the LionEye Capital Management Accounts for transactions occurring on the same date, if a price range is indicated in the column Price Range ($). These Shares were purchased in multiple transactions at prices between the price ranges below. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares sold at each separate price.

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share ($)	Date of Purchase / Sale	Price Range ($)

LIONEYE MASTER FUND LTD

Sale of Common Stock	(9,022)	7.65	12/16/2015	7.61-7.74
Sale of Common Stock	(8,253)	7.44	12/17/2015	7.41-7.73
Sale of Common Stock	(12,240)	7.61	12/18/2015	7.50-7.64
Sale of Common Stock	(11,019)	6.92	12/22/2015	6.90-7.10
Sale of Common Stock	(22,395)	6.98	12/23/2015	6.91-7.00
Sale of Common Stock	(5,113)	7.03	12/24/2015	7.00-7.05
Sale of Common Stock	(26,495)	7.06	12/28/2015	6.94-7.10

LIONEYE ONSHORE FUND LP

Sale of Common Stock	(258)	8.04	12/9/2015	8.01-8.20
Sale of Common Stock	(936)	7.65	12/16/2015	7.61-7.74
Sale of Common Stock	(856)	7.44	12/17/2015	7.41-7.73
Sale of Common Stock	(1,270)	7.61	12/18/2015	7.50-7.64
Sale of Common Stock	(1,143)	6.92	12/22/2015	6.90-7.10
Sale of Common Stock	(2,323)	6.98	12/23/2015	6.91-7.00
Sale of Common Stock	(530)	7.03	12/24/2015	7.00-7.05
Sale of Common Stock	(2,748)	7.06	12/28/2015	6.94-7.05

LIONEYE CAPITAL MANAGEMENT LLC (Through the LionEye Capital Management Accounts)

Sale of Common Stock	(4,309)	8.04	12/9/2015	8.01-8.20
Sale of Common Stock	(4,260)	7.65	12/16/2015	7.61-7.74
Sale of Common Stock	(3,896)	7.44	12/17/2015	7.41-7.73
Sale of Common Stock	(5,778)	7.61	12/18/2015	7.50-7.64
Sale of Common Stock	(5,201)	6.92	12/22/2015	6.90-7.10
Sale of Common Stock	(10,573)	6.98	12/23/2015	6.91-7.00
Sale of Common Stock	(2,413)	7.03	12/24/2015	7.00-7.05
Sale of Common Stock	(12,507)	7.06	12/28/2015	6.94-7.10